MetLife Advisers, LLC

Met Investors Series Trust

Metropolitan Series Fund, Inc.

501 Boylston Street

Boston, MA 02116

VIA EDGAR

August 30, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Withdrawal of Application (the “Application”) for an Order of Exemption Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) (File No. 812-13766)

Ladies and Gentlemen:

MetLife Advisers, LLC (“MLA”), Met Investors Series Trust (“MIST”) and Metropolitan Series Fund, Inc. (“MSF” and, collectively with MLA and MIST, the “Applicants”) hereby respectfully request the withdrawal of the Application, which was filed with the Securities and Exchange Commission (“SEC”) on April 14, 2010 (accession-no: 0001193125-10-083310). The Application requested an order of exemption from Section 2(a)(19) of the 1940 Act exempting certain members of the Board of Trustees of MIST and certain members of the Board of Directors of MSF from the definition of “interested person” under Section 2(a)(19) of the 1940 Act, as described more fully in the Application.

This request for withdrawal of the Application is being made at the request of the staff of the SEC.

For further information relating to this request, please contact Michael P. Lawlor at (617) 578-4036.

[Signature Page Follows]

August 30, 2011

METLIFE ADVISERS, LLC

/s/ Michael P. Lawlor

By: Michael P. Lawlor

Title: Assistant Secretary

MET INVESTORS SERIES TRUST

/s/ Andrew L. Gangolf

By: Andrew L. Gangolf

Title: Secretary

METROPOLITAN SERIES FUND, INC.

/s/ Michael Lawlor

By: Michael Lawlor

Title: Assistant Secretary

cc:

Elizabeth M. Forget

Paul G. Cellupica, Esq.

John M. Loder, Esq.

Timothy W. Levin, Esq.

David C. Mahaffey, Esq.

Barbara A. Nugent, Esq.

Allison M. Fuller, Esq.

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